NEWS RELEASE

June 27, 2017

Nevsun Resources Announces Q2 Results Date
and Updates Bisha Reserve Release Date

Nevsun Resources Ltd. (TSX:NSU) (NYSE MKT: NSU) (Nevsun or the Company) today announced it plans to release its second quarter 2017 financial results on Wednesday, August 9, 2017, after close of trading, with a conference call to follow on Thursday August 10, 2017, at 8 a.m. Vancouver / 11 a.m. Toronto, New York / 4 p.m. London. The Company also plans to pre-release Bisha operating results early in July 2017 to provide a timely update on Bisha Q2 operating performance.

In addition, the Company now plans to publish a Bisha reserve update in conjunction with the second quarter results.   Further time is being taken to assess the capital and operating tradeoffs of various life-of-mine scenarios after a visit to Bisha in late May 2017 by new CEO, Peter Kukielski, and Nevsun’s Board.

Peter Kukielski, Nevsun’s new CEO commented, “I recently completed trips to Eritrea and Serbia in concert with Board and committee meetings, and am working closely with the Board and management to provide a full strategic update on the Company with Q2 results.”

Q2 2017 Results Release and Conference Call

Conference call details are as follows:

North America: 1 888-390-0546 / +1 416-764-8688 / +1 778-383-7413 UK: 0800 652 2435 (toll free) Other International: +1 416-764-8688 / +1 778-383-7413

The conference call will be available for replay until August 17, 2017, by calling 1 888-390-0541 / +1 416-764-8677 and entering passcode 458226#.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 100% owner of the high-grade copper-gold Timok Upper Zone and 60% owner of the Timok Lower Zone in Serbia. Nevsun generates cashflow from its 60% owned copper-zinc Bisha Mine in Eritrea. Nevsun is well positioned with a strong debt-free balance sheet to grow shareholder value through advancing Timok to production.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future, including but not limited to statements and information made concerning: statements relating to the business, prospects and future activities of, and developments related to the Company, anticipated dividends, goals, strategies, future growth, planned future acquisitions and explorations activities, the adequacy of financial resources and other events or conditions that may occur in the future, and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that are more fully described in the Company’s Annual Information Form for the fiscal year ended December 31, 2016, which are incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2016, which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

NEVSUN RESOURCES LTD. “Peter Kukielski” Peter G. Kukielski President & Chief Executive Officer	For further information, contact: Nevsun Investor Relations Tel: +1 604 623 4700 Toll free: 1 888 600 2200 Email: IR@nevsun.com Website: www.nevsun.com